

16013559

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 29 2016
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42532

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PROFINANCE ASSOCIATES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2877 HISTORIC DECATUR RD, #200
(No. and Street)

SAN DIEGO (City) CA (State) 92106 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
LAWRENCE LICHTER OR PETER YU (818) 789-0265 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LICHTER YU & ASSOCIATES
(Name – *if individual, state last, first, middle name*)

16133 VENTURA BLVD #450 (Address), ENCINO (City), CA (State) 91436 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☑ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MICHAEL B. JONES, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PROFINANCE ASSOCIATES, INC., as of DECEMBER 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document, to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

Signature

PRESIDENT

Title

Notary Public



AHMED AZIZ
Commission # 1978891
Notary Public - California
San Diego County
My Comm. Expires May 20, 2016

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in ~~Financial Condition~~. Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] ~~(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.~~
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL- PURPOSE CERTIFICATE OF ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California }

County of San Diego }

On February 16, 2016 before me, Ahmed Aziz, Notary Public, (Here insert name and title of the officer)

personally appeared Michael B. Jones,

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Notary Public Signature (Notary Public Seal)


AHMED AZIZ
Commission # 1978691
Notary Public - California
San Diego County
My Comm. Expires May 20, 2016

ADDITIONAL OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

Annual Audited Report
(Title or description of attached document)

Form X-17 A-5 Part 3
(Title or description of attached document continued)

Number of Pages 2 Document Date ——

CAPACITY CLAIMED BY THE SIGNER

- ☒ Individual (s)
- ☐ Corporate Officer
  ______ (Title)
- ☐ Partner(s)
- ☐ Attorney-in-Fact
- ☐ Trustee(s)
- ☐ Other ______

INSTRUCTIONS FOR COMPLETING THIS FORM

This form complies with current California statutes regarding notary wording and, if needed, should be completed and attached to the document. Acknowledgments from other states may be completed for documents being sent to that state so long as the wording does not require the California notary to violate California notary law.

- State and County information must be the State and County where the document signer(s) personally appeared before the notary public for acknowledgment.
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2015 Version www.NotaryClasses.com 800-873-9865

CONTENTS

LICHTER, YU AND ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

16133 VENTURA BLVD., SUITE 450
ENCINO, CALIFORNIA 91436
TEL (818)789-0265 FAX (818) 789-3949

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of ProFinance Associates, Inc.

We have audited the accompanying financial statements of ProFinance Associates, Inc., a New Jersey corporation, which comprise the statement of financial condition as of December 31, 2015, and the related statements of income, changes in stockholder's equity, and cash flow for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. ProFinance Associates, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of ProFinance Associates, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental schedules contained in Schedule I, II and III have been subjected to audit procedures performed in conjunction with the audit of ProFinance Associates, Inc.'s financial statements. The supplemental information is the responsibility of ProFinance Associates, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.



Encino, California
February 17, 2016

ProFinance Associates, Inc.
Statement of Financial Condition
December 31, 2015

Assets

Current Assets	
Cash	$ 110,166
Other receivable	8,491
Prepaid expenses	1,669
Total Current Assets	120,326
Fixed Assets	
Furniture and equipment, net of accumulated depreciation of $53,637	1,805
Total Fixed Assets	1,805
Other Assets	
Deposit	3,872
Total Other Assets	3,872
Total Assets	$ 126,003

Liabilities and Stockholder's Equity

Current Liabilities	
Accounts payable and accrued expenses	$ 13,279
Total Current Liabilities	13,279
Stockholder's Equity	
Common stock, no par value, authorized 2,500 shares, 1,000 shares issued and outstanding	10,000
Additional paid in capital	14,750
Retained earnings	87,974
Total Stockholder's Equity	112,724
Total Liabilities and Stockholder's Equity	$ 126,003

The accompanying notes are an integral part of these financial statements.

ProFinance Associates, Inc.
Statement of Income
For the Year Ended December 31, 2015

Revenue	
Consulting and financing fees	$ 843,319
Total Revenue	843,319
Expense	
Salaries, payroll taxes and benefits	666,432
Dues and subscriptions	1,984
Insurance	1,898
Professional services	16,521
Rent	44,393
Telephone	6,262
Travel expenses	1,858
Depreciation	1,302
Other expenses	33,917
Total Expenses	774,567
Income from operations	68,752
Other Income	
Legal Settlement	1,065
Total Other Income	1,065
Income Before Provision for Income Taxes	69,817
Income tax provision	1,035
Net Income	$ 68,782

The accompanying notes are an integral part of these financial statements.

ProFinance Associates, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2015

Cash provided by operating activities:	
Net Income	$ 68,782
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	1,302
Decrease (Increase) from fees receivable	17,331
Decrease (Increase) in other receivable	7,514
Decrease (Increase) in prepaid	(452)
(Decrease) Increase in accounts payable	(10,982)
Total Adjustments	14,713
Net cash provided by operations	83,495
Cash flows from investing activities:	
Purchase of fixed assets	-
Net cash used in investing activities	-
Cash flows from financing activities:	
Stockholder's distribution	(98,000)
Net cash used in financing activities	(98,000)
Net change in cash	(14,505)
Cash at beginning of period	124,671
Cash at end of period	$ 110,166
Supplemental cash flow disclosures:	
Income tax payments	$ 800

The accompanying notes are an integral part of these financial statements.

ProFinance Associates, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2015

Common Stock	
Balance at beginning of year	$ 10,000
Balance at end of year	10,000
Additional paid in capital	
Balance at beginning of year	14,750
Balance at end of year	14,750
Retained earnings	
Balance at beginning of year	117,192
Stockholder's Distribution	(98,000)
Net income	68,782
Balance at end of year	87,974
Total Stockholder's Equity	$ 112,724

The accompanying notes are an integral part of these financial statements.

ProFinance Associates, Inc.
Notes to Financial Statements
December 31, 2015

Note A Organization:

ProFinance Associates, Inc. (Company) was incorporated in the state of New Jersey in August 1985. The Company acts as specialized investment bankers for the defense/electronic security and maritime industries and for various service businesses throughout the United States and abroad, and is a member of the Financial Industry Regulatory Authority ("FINRA"). The basic services of the Company are to assist in arranging financing for client companies and to identify and assist in negotiating merger and acquisition transactions. The Company does not carry customer accounts or handle customer securities.

Note B Summary of Significant Accounting Policies:

Revenue and Expense Recognition:

Revenues are generally recognized by the Company only upon the close of a transaction and when collectability is reasonably assured. Whether or not a transaction closes, the Company is generally entitled to a reimbursement of out-of-pocket expenses.

Expenses are recognized under the accrual method of accounting.

Cash and Cash Equivalents:

For purposes of the statement of financial condition and cash flows, cash equivalents include all highly liquid debt instruments with original maturities of three months or less which are not securing any corporate obligations.

Fixed Assets:

Fixed assets are carried at cost. Fixed asset additions and betterments are charged to the property accounts, while maintenance and repairs are expensed as incurred. Whenever an asset is retired or disposed of, its cost and accumulated depreciation or amortization is removed from the respective accounts, and the resulting gain or loss is credited or charged to income.

Depreciation is computed using the straight-line and declining-balance methods over the following estimated useful lives:

Office Equipment	3 to 10 years
Furniture and Fixtures	3 to 10 years
Leasehold Improvements	Balance of lease at time of acquisition

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk:

Financial instruments that potentially subject the Company to concentrations of credit risk are cash, accounts receivable and other receivables arising from its normal business activities. The Company places its cash in what it believes to be credit-worthy financial institutions. However, cash balances may have exceeded the FDIC insured levels at various times during the year. The Company controls credit risk related to accounts receivable through credit approvals, credit limits and monitoring procedures. The Company routinely assesses the financial strength of its customers and, based upon factors surrounding the credit risk, establishes an allowance, if required, for uncollectible accounts and, as a consequence, believes that its accounts receivable credit risk exposure beyond such allowance is limited.

Fair Value of Financial Instruments:

For certain of the Company's financial instruments, including cash and equivalents, restricted cash, accounts receivable, accounts payable, accrued liabilities and short-term debt, the carrying amounts approximate their fair values due to their short maturities. ASC Topic 820, "Fair Value Measurements and Disclosures," requires disclosure of the fair value of financial instruments held by the Company. ASC Topic 825, "Financial Instruments," defines fair value, and establishes a three-level valuation hierarchy for disclosures of fair value measurement that enhances disclosure requirements for fair value measures. The carrying amounts reported in the balance sheets for receivables and current liabilities each qualify as financial instruments and are a reasonable estimate of their fair values because of the short period of time between the origination of such instruments and their expected realization and their current market rate of interest. The three levels of valuation hierarchy are defined as follows:

Level 1 inputs to the valuation methodology are quoted prices for identical assets or liabilities in active markets.

Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Company analyzes all financial instruments with features of both liabilities and equity under ASC 480, "Distinguishing Liabilities from Equity," and ASC 815.

As of December 31, 2015, the Company did not identify any assets and liabilities that are required to be presented on the balance sheet at fair value.

Income Taxes:

The Company adopted the provisions of Interpretation ("FIN") No. 48, "Accounting for Uncertainty in Income Taxes–an Interpretation of FASB Statement No. 109" (ASC 740). ASC 740 prescribes a new threshold for determining when an income tax benefit can be recognized, which is a higher threshold than the one imposed for claiming deductions on income tax returns. The adoption of ASC 740 did not have any impact on the Company's financial statements. The Company's federal and state income tax returns are subject to possible examination by the taxing authorities until the expiration of the related statutes of limitations on those tax returns. In general, the federal and state income tax returns have a three-year statute of limitations. The Company would recognize accrued interest and penalties associated with uncertain tax provisions, if any, as part of the income tax provision.

At December 31, 2015, the Company had not taken any significant uncertain tax positions on its tax returns for 2015 and prior years or in computing its tax provision for 2015.

The Company, with the consent of its shareholder, has elected to be treated as an S Corporation under the applicable provisions of the Internal Revenue Code. Accordingly, items of income, loss, credits and deductions are not taxed within the Corporation but are reported on the income tax return of the shareholder for federal tax purposes. At December 31, 2015 the Company made an appropriate state income tax provision for minimum state tax of $1,035.

Note C Revenues from Significant Clients:

The nature of the Company's business is to complete a small number of transactions each year for a limited number of clients. As such, it is normal for there to be revenue concentrations from significant clients. During the year ended December 31, 2015 the Company had two clients which accounted for approximately 96% of its fee revenue.

Note D Cash:

The Company maintains its cash balances at a bank located in San Diego, California. The bank balances are insured by the Federal Deposit Insurance Corporation and the brokerage account by the Securities Investor Protection Corporation up to $250,000. As of December 31, 2015, there were no uninsured cash balances.

Note E Fixed Assets:

At December 31, 2015, Furniture, Leasehold Improvements and Equipment consisted of the following:

	December 31, 2015
Office equipment	$ 25,766
Furniture and fixtures	22,301
Leasehold improvements	7,376
	55,443
Less accumulated depreciation	(53,638)
	$ 1,805

Depreciation expense was $1,302 for the year ended December 31, 2015.

[illegible]

[illegible]

[illegible]

[illegible]

[illegible]

[illegible]

[illegible]

[illegible]

[illegible]

[illegible]

Note F Net Capital Requirement:

Pursuant to the net capital provisions of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions (SEC Rule 15c-3-1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2015, the Company had net capital requirements of $5,000 and net capital of approximately $96,887.

Note G Leases:

The Company leases an office under a non-cancelable operating lease. The lease expires in October 2016. Rent expense for year ended December 31, 2015 was $44,393. The future minimum lease obligation resulting from the agreement is as follows:

Fiscal year ended December 31, 2016:	$ 37,420
	$ 37,420

Note H Related Party Transaction and Commitments:

Michael B. Jones owns 100% of ProFinance Associates, Inc. As of December 31, 2015, he also owned 50% of SeaPro, LLC with his wife. The Company signed a lease agreement to lease suite 200 in the building located at 2877 Historic Decatur, San Diego, CA 92106 owned by SeaPro, LLC, with a deposit of $3,872. See Note G.

Note I Customer Protection Rule Exemption:

The Company relied on Section K(2)(i) of the Securities and Exchange Commission Rule 15c3-3 to exempt them from the provisions of the rule.

Note J Subsequent Events:

The Company has evaluated subsequent events through February 17, 2016 the date on which the financial statements were available to be issued. Management is not aware of any subsequent events that require recognition or disclosure in the financial statements.

ProFinance Associates, Inc.
Computation of Net Capital Under Rule 15c3-1

SCHEDULE I

Equity - End of Year	$ 112,724
Less Non Allowable Assets	
Receivable	-
Other Receivable	8,491
Furniture and Fixtures (net of depreciation)	1,805
Deposit and Prepaid Expense	5,541
Total Non Allowable Assets	15,837
Net capital before haircuts	96,887
(Increase) Decrease in Hair Cuts or Undue Concentration	-
Net Capital	$ 96,887
Total Liabilities	13,279
Aggregated Indebtedness	13,279
Net Capital Required	5,000
Minimum Net Capital Required 6 2/3% of Aggregated Indebtedness	885
Minimum Dollar Requirement	5,000
Net Capital Requirement (greater of the two)	5,000
Excess Net Capital	$ 91,887

Reconciliation of Net Capital Computation with Focus Report

Net Capital Per Focus II Report	$ 96,887
Increase (Decrease) in income due to audit adjustments	-
Net Capital	$ 96,887

ProFinance Associates, Inc.
Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2015

A computation of reserve requirement is not applicable to ProFinance Associates, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

ProFinance Associates, Inc.
Schedule III – Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3
As of December 31, 2015

Information relating to possession or control requirements is not applicable to ProFinance Associates, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

LICHTER, YU AND ASSOCIATES, INC.

CERTIFIED PUBLIC ACCOUNTANTS

16133 VENTURA BLVD., SUITE 450
ENCINO, CALIFORNIA 91436
TEL (818)789-0265 FAX (818) 789-3949

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of ProFinance Associates, Inc.

We have reviewed management's statements, included in the accompanying Management Statement of Exemption, in which (1) ProFinance Associates, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which ProFinance Associates, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(2)(i) (the "exemption provisions") and (2) ProFinance Associates, Inc. stated that ProFinance Associates, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. ProFinance Associates, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about ProFinance Associates, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Encino, California
February 17, 2016


ProFinance
ASSOCIATES, INC.

Investment Bankers to Security & Service Industries

MEMBER – FINRA, SIPC

2877 Historic Decatur Road, Suite 200
San Diego, CA 92106

Tel (619) 450-4500 x141

Michael B. Jones
mbjones@profinance.com

February 3, 2016

Lichter, Yu and Associates
16133 Ventura Blvd., Suite 450
Encino, CA 91436

Re: SEA Rule 17a-5(d) (4) Exemption Report

Dear Mr. Yu,

Pursuant to the referenced rule, the following information is provided.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3 (k)(2)(i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers.

ProFinance Associates, Inc. met the Section 204, 15c3-3 (k)(2)(i) exemption for the period January 1, 2015 through December 31, 2015.

Sincerely,

Michael B. Jones
President

LICHTER, YU AND ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

16133 VENTURA BLVD., SUITE 450
ENCINO, CALIFORNIA 91436
TEL (818)789-0265 FAX (818) 789-3949

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors of ProFinance Associates, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by ProFinance Associates, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating ProFinance Associates, Inc.'s compliance with the applicable instructions of Form SIPC-7. ProFinance Associates, Inc.'s management is responsible for ProFinance Associates, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and check to be issued in the amount of $100, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, see attached "Reconciliation of Form SIPC-7T" as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, see attached "Reconciliation of Adjustments on Form SPIC-7T", noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, see "Reconciliation of Calculations on Form SIPC-7T", noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable). There was no overpayment.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Encino, California
February 17, 2016

ProFinance Associates, Inc.
Reconciliation of Form X-17A-5 to Form SIPC-7T

Revenue audited:		
Total revenue	$	843,319
Interest income		-
Total revenue audited for the year ended December 31, 2015		843,319
Total revenue reported on Form SIPC-7T		843,319
(Over) Under reported	$	-

See Independent Accountant's Report

ProFinance Associates, Inc.
Reconciliation of Adjustments on Form SIPC-7T

Adjustments reported on Form SIPC-7T		
No adjustment	$	-
Total adjustments reported on Form SIPC-7T		-
General Ledger Comparison:		
No adjustment		-
(Over) Under reported	$	-

See Independent Accountant's Report

ProFinance Associates, Inc.
Reconciliation of Calculations on Form SIPC-7T

Total revenue reported on Form SIPC-7T	$	843,319
Total adjustments reported on Form SIPC-7T		-
SIPC net operating revenues	$	843,319
General assessment @ .0025	$	2,108
Amount reported on Form SIPC-7T	$	2,008
(Over) Under reported	$	100

See Independent Accountant's Report

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

22*22*******3166*********************MIXED AADC 220
042532 FINRA DEC
PROFINANCE ASSOCIATES INC
2877 HISTORIC DECATUR RD STE 200
SAN DIEGO CA 92106-6177

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Nicolette Denney 760-815-1817

2. A. General Assessment (item 2e from page 2)		$ 2,008.30
B. Less payment made with SIPC-6 filed (exclude interest) 7/27/2015 Date Paid		(100.00)
C. Less prior overpayment applied		(0)
D. Assessment balance due or (overpayment)		0
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		0
F. Total assessment balance and interest due (or overpayment carried forward)		$ 1,908.30
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 1,908.30	
H. Overpayment carried forward	$(0)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

ProFinance Associates Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Nicolette Denney, Financial Operations Officer
(Title)

Dated the 28 day of January 20 16

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2015
and ending 12/31/2015

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 843,319

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions 0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 0

2d. SIPC Net Operating Revenues $ 843,319

2e. General Assessment @ .0025 $ 2,008.30

(to page 1, line 2.A.)

ProFinance Associates, Inc.

Financial Statements and Supplemental Schedules Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended December 31, 2015